                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004

                         Commission file number 33-14058

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Michael Baker Corporation Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            Michael Baker Corporation
            Airside Business Park
            100 Airside Drive
            Moon Township, PA 15108

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
Financial Statements and Additional Information
December 31, 2004 and 2003

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
CONTENTS
DECEMBER 31, 2004 AND 2003

                                                                        Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                     1

FINANCIAL STATEMENTS

   Statements of Net Assets Available for Benefits                          2

   Statements of Changes in Net Assets Available for Benefits               3

   Notes to Financial Statements                                        4 - 8

SUPPLEMENTARY FINANCIAL INFORMATION

   Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)         9

   Schedule H, Line 4(j) - Schedule of Reportable Transactions             10

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Employee Stock Ownership Plan and Trust Committee
Michael Baker Corporation
Moon Township, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the Michael Baker Corporation Employee Stock Ownership Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.
-------------------------------

Pittsburgh, Pennsylvania
June 2, 2005

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                     AS OF DECEMBER 31,
                                                                            ----------------------------------
                                                                                  2004              2003
                                                                            ----------------   ---------------
ASSETS

INVESTMENTS, AT FAIR VALUE
  Investments in common stock of Michael Baker Corporation                  $     43,583,027   $    28,666,135
  Investments in mutual funds                                                    114,343,669        92,373,838
  Participant loans (market value approximates cost)                               1,934,779         1,436,028
                                                                            ----------------   ---------------

    Total investments                                                            159,861,475       122,476,001

RECEIVABLES, AT FAIR VALUE
  Employer contributions                                                           1,499,996                 -
  Participant contributions                                                            4,543                 -
                                                                            ----------------   ---------------

    Total receivables                                                              1,504,539                 -
                                                                            ----------------   ---------------

    Total assets                                                                 161,366,014       122,476,001
                                                                            ----------------   ---------------

LIABILITIES

ACCOUNTS PAYABLE
  Excess contributions                                                               192,336                 -
                                                                            ----------------   ---------------

    Total liabilities                                                                192,336                 -
                                                                            ----------------   ---------------

NET ASSETS AVAILABLE FOR BENEFITS                                           $    161,173,678   $   122,476,001
                                                                            ================   ===============

The accompanying Notes are an integral part of the Financial Statements.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                                                --------------------------------
                                                                                     2004              2003
                                                                                ---------------   --------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment Income
  Interest and dividends                                                        $     1,834,386   $    1,011,076
  Net appreciation in fair value of investments                                      31,371,066       13,243,308
                                                                                ---------------   --------------

      Total investment income                                                        33,205,452       14,254,384
                                                                                ---------------   --------------

Participant contributions                                                            12,370,170       11,785,219
Employer contributions                                                                6,036,138        5,932,868
                                                                                ---------------   --------------

      Total contributions                                                            18,406,308       17,718,087
                                                                                ---------------   --------------

      Total additions                                                                51,611,760       31,972,471
                                                                                ---------------   --------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Participant withdrawals                                                              12,905,213        7,504,885
Administrative fees                                                                       8,870            8,917
                                                                                ---------------   --------------

      Total deductions                                                               12,914,083        7,513,802
                                                                                ---------------   --------------

      Net increase in net assets                                                     38,697,677       24,458,669

      Net assets available for benefits, beginning of year                          122,476,001       98,017,332
                                                                                ---------------   --------------

      NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                            $   161,173,678   $  122,476,001
                                                                                ===============   ==============

The accompanying Notes are an integral part of the Financial Statements.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1.    DESCRIPTION OF THE PLAN

      GENERAL
      The following description of the Michael Baker Corporation Employee Stock Ownership Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      The Plan is a defined contribution plan that provides all eligible employees of Michael Baker Corporation ("the Company") with an opportunity to accumulate additional retirement benefits as well as invest in the Company's stock. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Effective January 1, 2004 part-time and temporary employees are required to work 1,000 hours before becoming eligible to join the plan.

      The Company changed its Plan provider to Fidelity Institutional Retirement Services Company from Putnam Investments, Inc. ("Putnam"), effective January 1, 2005. No changes in contributions, vesting, distributions, participant loans or forfeitures related to the Plan document will occur; however, investment options will change from those offered by Putnam.

      PARTICIPANT ACCOUNTS
      Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings or losses, and charged with an allocation of certain administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      CONTRIBUTIONS
      Participants contribute to the Plan through a Section 401(k) Employee Salary Redirection Election. During 2004, participants were able to choose to contribute up to the lower of 75 percent of their salaries (including commissions and overtime) or the annual limitation established by the Internal Revenue Service ("IRS"). During 2003, Plan participants were able to choose to contribute up to the lower of 50 percent of their salaries (including commissions and overtime) or the annual limitation established by the IRS. The maximum amount of a participant's salary, which may be eligible for withholding for any Plan year, could not exceed $205,000 in 2004 or $200,000 in 2003. The Plan also allows participants to roll over funds from a previous employer's tax-qualified plan or tax-qualified individual retirement account. All employees who are eligible to make deferred contributions under this Plan and who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in accordance with and subject to the limitation established by the IRS.

      COMPANY MATCHING CONTRIBUTIONS
      Effective January 1, 2004, under provisions of the Plan, the Company made matching contributions to the participants' accounts in the amount of 100 percent of the first 3 percent of eligible salary and 50 percent on the next 3 percent of eligible salary (including commissions but excluding overtime, except for Energy employees regularly scheduled to work over 40 hours per week, they will be matched on overtime up to a maximum of 84 hours per two week pay period) contributed by each participant except for the Company's Energy employees, which the Company made matching contributions of 50 percent on the first 6 percent of eligible salary. The Company is not required to match contribution amounts over the 6 percent limit.

      In 2003, under the provisions of the Plan, the Company made matching contributions to the participants' accounts in an amount of 100 percent of the first 5 percent and 50 percent of the next 1 percent of eligible salary (including commissions but excluding overtime, except for Energy employees regularly scheduled to work over 40 hours per week, they were matched on overtime up to a maximum of 84 hours per two week pay period) contributed by each participant. The Company is not required to match contribution amounts over the 6 percent limit.

      The Company's matching contributions were invested in not less than 25 percent of the Company's common stock in 2004 and 2003, with the remaining 75 percent invested in accordance with the participant's investment elections for participant contributions.

      The Company's Board of Directors is authorized to make additional discretionary contributions to the Plan from time to time. No discretionary contributions were made in 2004 or 2003, however, a $1.5 million discretionary contribution related to the 2004 plan year was approved by the Board of Directors and allocated to non-highly compensated participants' accounts during the first quarter of 2005.

      VESTING
      Participants are vested immediately in their contributions plus actual earnings thereon. All amounts in the participants' Plan accounts that are attributable to the transfer of funds from a previously terminated retirement plan, the rollover from a previous employer's tax-qualified plan, and participant contributions are 100 percent vested and nonforfeitable at all times.

      All of the Company's matching contributions will become 100 percent vested upon attainment of three years of service with the Company or earlier, upon attainment of normal retirement date, disability or death. If a participant ceases employment with the Company before attaining a vested interest in the Company's contributions, he or she will forfeit those contributions and those contributions will be used to reduce the Company's future matching contributions.

      DISTRIBUTIONS
      The Plan provides for distribution of benefits upon retirement, total and permanent disability, death, or termination of employment for any other reason. The amount of distributions that a participant, or his or her beneficiary is entitled to, is based on the vesting requirements discussed above. All distributions will be made in the form of a single, lump-sum distribution or in substantially equal annual installments over a period not exceeding five years. For participant accounts invested in the Company's common stock, distributions may be made in cash and/or shares of common stock, at the discretion of the participant. Effective January 1, 2003, as a one-time option, participants may apply in writing to the administrator for a withdrawal of up to 50 percent of their vested account balance for certain limited situations qualifying as financial hardships under IRS guidelines in effect at the time of the withdrawal.

      PARTICIPANT LOANS
      A participant may borrow money from the portion of his or her account attributable to his or her own 401(k) plan contributions. The participant is allowed one outstanding loan that may be obtained for any reason. Loan amounts shall not exceed the lesser of: (a) 50 percent of the participant's vested account balance, including rollovers, (b) $50,000 adjusted for pre-existing loans, or (c) such amount as may be determined by the Plan administrator. All loans will be drawn against the participant's account among the respective investment options as directed, and are secured by the assets within the participant's accounts. Interest rates on outstanding notes receivable ranged from 5.0 percent to 10.5 percent at December 31, 2004.

      FORFEITED ACCOUNTS
      At December 31, 2004 and 2003, forfeited nonvested accounts totaled $72,135 and zero, respectively. Forfeited nonvested account balances are used to reduce future employer contributions. Also in 2004 and 2003 employer contributions were reduced by $471,410 and $433,030, respectively, as a result of forfeited nonvested accounts.

      COMMON STOCK
      The Plan enables participating employees to acquire an equity interest in the Company; as such, contributions to the Plan can be invested in the Company's common stock. The Plan's investment in the Company's common stock comprised 2,223,624 shares (cost of $18,164,444) and 2,769,675 shares (cost of $20,880,364) at December 31, 2004 and 2003, respectively. Since January 1, 2003, participants have had the ability to divest themselves of the Company's common stock after they were vested.

      INVESTMENT OPTIONS
      Each participant may direct Putnam to invest certain portions of his or her account in investment funds. Investment funds available to participants are the Michael Baker Common Stock Fund (invests in common stock of the Company), the Putnam New Opportunities Fund (invests in long-term growth stocks within emerging industries), the Putnam International Growth Fund (invests in diversified corporate stocks outside of North America), the Putnam Voyager Fund (invests in diversified corporate stocks), the Putnam Money Market Fund (invests in short-term money market securities), the Putnam S&P 500 Index Fund (invests with the objective of achieving a return that approximates the return of the S&P 500 Composite Stock Price Index), American Balanced Fund (invests in a broad range of securities including stocks and bonds), the MFS Massachusetts Investors Trust (invests primarily in common stock, seeking current income and long-term growth of capital and income), the PIMCO Total Return Fund (invests in debt securities, seeking a total return consistent with the preservation of capital), the Franklin Small Cap Growth Fund (invests in equity securities of small companies, seeking long-term capital growth), the Loomis Sayles Small Cap Value Fund (invests in common stocks or other equity securities with the objective of long-term growth), the American Funds New Prospective Fund (invests primarily in common stocks, seeking long-term growth of capital and future income), the Alliance Bernstein Growth and Income Fund (invests primarily in dividend-paying common stocks and with the objective of appreciation), and the Putnam Asset Allocation Funds (includes the Growth Portfolio, which invests with the goal of seeking maximum growth of an investment over time, the Balanced Portfolio, which invests with the goal of seeking a total return for investors in their peak accumulation years and the Conservative Portfolio, which invests primarily in domestic fixed income securities).

      PLAN ADMINISTRATION AND FEES
      The Company provides certain administrative and accounting services to the Plan at no cost. In addition, the Company pays the cost of services provided to the Plan by Putnam, legal counsel and independent accountants. Certain reasonable distribution and loan processing fees charged by Putnam are deducted from the respective participant account balances.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING
      Putnam performs the recordkeeping function for the Plan and the records are maintained on a cash basis. The financial statements included herein include all adjustments to reflect the financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

      INVESTMENTS
      Investments are stated at fair value based upon quoted market values. Purchases and sales of securities are recorded on a trade-date basis. The investment in the Company's common stock is stated at publicly-traded closing market values as of December 31, 2004 and 2003. As of December 31, 2004 and 2003, the Plan owned approximately 27 percent and 33 percent, respectively, of the Company's outstanding shares of common stock; therefore, such valuation might be subject to significant fluctuation in the event of a substantial liquidation of such holdings by the Plan.

      The difference between the cost and current market value of investments purchased since the beginning of the period and the increase in such stated market value of investments held at the beginning of the period is included in the caption, "Net appreciation in fair value of investments" in the Statements of Changes in Net Assets Available for Benefits.

      CONTRIBUTIONS
      Employee and employer contributions are recorded in the period during which the Company makes payroll deductions from Plan participants' earnings. Discretionary contributions are accrued in the period they are earned.

      DISTRIBUTIONS
      Distributions to participants are recorded when paid.

      USE OF ESTIMATES
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that may affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      CONCENTRATION OF RISK
      Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.    INVESTMENTS

      The following presents the fair value of investments that represent 5 percent or more of the Plan's net assets at December 31, 2004 and 2003 respectively:

                                                   2004               2003
                                              -------------     --------------
Michael Baker Corporation Common Stock*       $  43,583,027      $  28,666,135
Putnam New Opportunities Fund                 $  16,178,453      $  15,776,160
Putnam Voyager Fund                           $  13,994,532      $  13,242,572
MFS Massachusetts Investors Trust             $  12,920,260      $  11,869,538
Putnam International Equity Fund              $  11,685,137      $   9,278,395
American Balanced Fund                        $   9,683,298      $   7,968,361
PIMCO Total Return Fund                       $   9,071,321      $   7,736,008
                                              =============      =============

*Includes nonparticipant-directed investments

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $31,371,066 and $13,243,308 during 2004 and 2003, respectively.

                                                  2004               2003
                                              -------------      -------------
Mutual funds                                  $   8,225,627      $  15,207,252
Common stock                                     23,145,439         (1,963,944)
                                              -------------      -------------
Net appreciation                              $  31,371,066      $  13,243,308
                                              =============      =============

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to investments having nonparticipant-directed components is as follows:

                                                                                    2004               2003
                                                                                -------------     ---------------
NET ASSETS:
    Common stock                                                                $  43,583,027     $    28,666,135
                                                                                -------------     ---------------
                                                                                $  43,583,027     $    28,666,135
                                                                                =============     ===============

                                                                                -------------
NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2003                       $  28,666,135
Changes in net assets:
   Contributions                                                                    1,942,475
   Interest and dividends                                                              17,612
   Net appreciation in fair value of investment                                    23,145,439
   Benefits paid to participants                                                   (2,682,966)
   Transfers to participant-directed investments                                   (7,505,469)
   Fees                                                                                  (199)
                                                                                -------------
NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2004                       $  43,583,027
                                                                                =============

5.    TAX STATUS

      The Internal Revenue Service determined and informed the Company by a letter dated October 30, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

6.    PLAN TERMINATION

      Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.    RELATED PARTY TRANSACTIONS

      Certain investments of the Plan are mutual funds managed by Putnam. These transactions qualify as party-in-interest transactions.

      One of the investment fund options available to employees contains the Company's stock. As a result, transactions related to this investment fund qualify as party-in-interest transactions (Note 1).

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
EIN# 25-0927646
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004                                                     SCHEDULE I

                                                                                        COST OF          CURRENT
      IDENTITY OF ISSUER                     DESCRIPTION OF INVESTMENT                   ASSET            VALUE
------------------------------    ------------------------------------------------   -------------    --------------
Michael Baker Corporation*        Michael Baker Corporation Common Stock**           $  18,164,444    $   43,583,027

Putnam Investments*               Putnam New Opportunities Fund                                       $   16,178,453

Putnam Investments*               Putnam Voyager Fund                                                 $   13,994,532

MFS Investment Management Inc.    MFS Massachusetts Investors Trust                                   $   12,920,260

Putnam Investments*               Putnam International Equity Fund                                    $   11,685,137

American Funds                    American Balanced Fund                                              $    9,683,298

PIMCO Funds Distributors LLC      PIMCO Total Return Fund                                             $    9,071,321

Putnam Investments*               Putnam Money Market Fund                                            $    7,956,599

Franklin Templeton Investments    Franklin Small Cap Growth Fund                                      $    7,163,235

American Funds                    New Perspective Fund                                                $    5,510,895

Alliance Capital Management       Alliance Bernstein Growth and Income Fund                           $    5,387,876

Putnam Investments*               Putnam S&P 500 Index Fund                                           $    4,798,033

Loomis Sayles Funds               Loomis Sayles Small Cap Value Fund                                  $    4,452,047

Putnam Investments*               Putnam Asset Allocation - Growth Portfolio                          $    2,187,786

Putnam Investments*               Putnam Asset Allocation - Balanced Portfolio                        $    1,950,450

Participant Investments*          Putnam Asset Allocation - Conservative Portfolio                    $      799,495

Fidelity Investments              Fidelity Money Market Funds                                         $      604,252
                                  5.0% to 10.5% due September 26, 2003 to
Participant Loans*                August 30, 2019                                                     $    1,934,779
                                                                                                      --------------

                                                                                                      $  159,861,475
                                                                                                      ==============

*Party-in-interest

**Includes nonparticipant-directed investments

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
EIN #25-0927646
SCHEDULE H, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2004                                 SCHEDULE II

                  DESCRIPTION OF     NUMBER OF                                             NET
PARTY INVOLVED        ASSET         TRANSACTIONS    PURCHASE PRICE    SELLING PRICE    GAIN/(LOSS)
--------------    --------------    ------------    --------------    -------------    -----------
                  Michael Baker        276          $    3,315,646    $           -    $         -
Putnam            Corporation
Investments,      Common
Inc.*             Stock**              872          $    9,356,845    $  14,532,941    $ 5,176,097
                                       ===          ==============    =============    ===========

*Party-in-interest

**Includes nonparticipant-directed investments

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Senior Vice President, Corporate Controller and Treasurer of Michael Baker Corporation, the plan sponsor, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                MICHAEL BAKER CORPORATION
                                EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 29, 2005             By: /s/ Craig O. Stuver
                                    -------------------------
                                    Craig O. Stuver
                                    Senior Vice President, Corporate Controller
                                    and Treasurer of Michael Baker
                                    Corporation, the Plan Sponsor